Exhibit (h)(1)(ii)

FUND ACCOUNTING AND ADMINISTRATION SERVICE AGREEMENT
FEES AND COMPENSATION

Appendix A
FUNDS TO BE SERVICED
(Updated June 11, 2020)

1.	Arin Large Cap Theta Fund[1]
2.	Cavalier Adaptive Income Fund
3.	Cavalier Fundamental Growth Fund
4.	Cavalier Growth Opportunities Fund
5.	Cavalier Hedged High Income Fund
6.	Cavalier Tactical Economic Fund
7.	Cavalier Tactical Rotation Fund
8.	Matisse Discounted Closed-End Fund Strategy
9.	Matisse Discounted Bond CEF Strategy
10.	Method Defensive Alpha Fund
11.	Method Smart Beta Explorer Allocation Plus Fund
12.	QCI Balanced Fund
13.	Roumell Opportunistic Value Fund
14.	Sector Rotation Fund

By: /s/ Katherine M. Honey
Name: Katherine M. Honey
Title:  Nottingham, Executive Vice President

1 Effective March 1, 2021.